Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces Annual Shareholder Meeting voting results

New board member appointed

Toronto, Ontario, May 8, 2019 – Kinross Gold Corporation (TSX: K; NYSE: KGC) has announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s Annual and Special Meeting of Shareholders held in Toronto on May 8, 2019.

The nominees listed in the Management Information Circular dated March 14, 2019 were elected as directors of Kinross at the meeting (see detailed voting results below). The Company is also pleased to announce the appointment of a new director, Mr. David A. Scott (bio is below).

The appointment brings membership on the Kinross board of directors to eight, following Mr. John E. Oliver’s decision to retire, and Ms. Una M. Power’s decision not to stand for re-election.

Board of directors voting results

Nominee	Votes for	% for	Votes withheld	% withheld
Ian Atkinson	828,058,281	98.68	11,051,696	1.32
John A. Brough	736,711,093	87.80	102,398,884	12.20
Kerry D. Dyte	833,484,366	99.33	5,625,611	0.67
Ave G. Lethbridge	835,496,142	99.57	3,613,835	0.43
Catherine McLeod-Seltzer	781,795,781	93.17	57,314,196	6.83
Kelly J. Osborne	833,256,745	99.30	5,853,232	0.70
J. Paul Rollinson	833,876,618	99.38	5,233,359	0.62
David A. Scott	835,319,636	99.55	3,790,341	0.45

David A. Scott

Mr. Scott retired from the position Vice Chair and Managing Director, Mining Global Investment Banking at CIBC Capital Markets in May 2019. During his 20-year career with CIBC, Mr. Scott held progressively senior positions, and played an active role in the majority of significant M&A and equity financing transactions completed in Canada in the last 20 years. Prior to joining CIBC, Mr. Scott held various leadership positions specializing in mining at RBC Dominion Securities Inc., Richardson Greenshields of Canada Ltd., and Levesque Beaubien Geoffrion Inc. Prior to his investment career, Mr. Scott worked as a geologist with the Noranda Group. He has a BASc in Geology from the University of Western Ontario.

Voting results on the other items of business at the Annual and Special Meeting of Shareholders are as follows:

Appointment of auditors

Votes for	% for	Votes withheld	% withheld
922,567,344	99.49	4,695,862	0.51

p. 1 Kinross announces Annual Shareholder Meeting voting results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Amendment of the Restricted Share Plan

Votes for	% for	Votes against	% against
795,330,058	94.77	43,908,917	5.23

“Say on Pay” advisory resolution

Votes for	% for	Votes against	% against
633,120,686	75.44	206,123,991	24.56

A report on all matters voted on at the meeting has been filed on SEDAR.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469
Louie.Diaz@Kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corporation

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